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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-8570

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Frederick & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1234 E. Juneau Avenue
(No. and Street)

Milwaukee (City) WI (State) 53202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lon P. Frederick (414) 271-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Winter, Kloman, Moter & Repp, S.C.
(Name – *if individual, state last, first, middle name*)

235 N. Executive Drive, Suite 160, Brookfield, WI 53005
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 26 2009
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lon P. Frederick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Frederick & Company, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC MARGARET E. BLENSKI STATE OF WISCONSIN

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of ~~Income (Loss)~~. Operations.
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

	Page
INDEPENDENT AUDITOR'S REPORT	2
FINANCIAL STATEMENTS	
Statement of financial condition	3
Statement of operations	4
Statement of changes in subordinated borrowings	5
Statement of changes in stockholders' equity	6
Statement of cash flows	7
Notes to financial statements	8 - 11
SUPPLEMENTARY INFORMATION	
Schedule I - Computation of aggregate indebtedness and net capital under Rule 15c3-1	12
Report on internal control required by SEC Rule 17a-5 for a broker-dealer claiming an exemption from SEC Rule 15c3-3	13 – 14

Winter, Kloman, Moter & Repp, S.C.
CPAs SUPPORTING YOUR SUCCESS

Independent Auditor's Report

To the Board of Directors
Frederick & Company, Inc.
(an S corporation)
Milwaukee, Wisconsin

We have audited the accompanying statement of financial condition of Frederick & Company, Inc. (an S corporation) as of December 31, 2008, and the related statements of operations, changes in subordinated borrowings, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Frederick & Company, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Winter, Kloman, Moter + Repp, S.C.

February 16, 2009

235 N. Executive Drive, Suite 160
Brookfield, WI 53005-6064
P: 262-797-9050 F: 262-797-8251

1040 Oconomowoc Parkway
Oconomowoc, WI 53066-4621
P: 262-567-6540 F: 262-567-7285

302 N. Third St.
Watertown, WI 53094-3723
P: 920-261-6767 F: 920-261-1358

www.wkmr.com

FREDERICK & COMPANY, INC.
(an S corporation)

STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

Receivables:	
Reimbursable venture costs	$ 33,782
Officer advance	4,000
Securities owned:	
Marketable, at market value	1,345,584
Not readily marketable, at estimated fair value	288,952
Prepaid expenses	2,744
Property and equipment	5,846
Other assets	1,925
	$1,682,833

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Checks outstanding in excess of bank balance	$ 6,179
Line of credit - bank	177,499
Accounts payable	48,461
Accrued wages and taxes	4,557
Accrued other	10,385
Note payable - stockholder	165,000
	412,081
SUBORDINATED BORROWINGS	
Notes payable and accrued interest - stockholders	334,326
Total liabilities	746,407
STOCKHOLDERS' EQUITY	
Common stock:	
Series A, nonvoting, $1 par, authorized 100,000 shares; issued and outstanding 18,811 shares	18,811
Series B, voting, $1 par, authorized 50,000 shares; issued and outstanding 42 shares	42
Additional paid in capital	1,518,219
Retained earnings (deficit)	(600,646)
Total stockholders' equity	936,426
	$1,682,833

The Notes to Financial Statements are an integral part of these statements.

FREDERICK & COMPANY, INC.
(an S corporation)

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2008

REVENUES	
Venture commissions	$ 106,000
Interest and dividends	13,090
Mutual fund trailer commissions	896
	119,986
EXPENSES AND LOSSES	
Employee compensation	66,907
Payroll taxes and benefits	39,136
Communications	8,415
Occupancy	12,484
Legal and professional	39,510
Travel, meetings, and entertainment	10,699
Dues and fees	5,952
Depreciation	1,682
Insurance	1,858
Interest	34,260
Office expense	3,373
Realized loss on securities	32,500
Unrealized loss on securities owned	3,314,937
	3,571,713
Net loss	$(3,451,727)

The Notes to Financial Statements are an integral part of these statements.

FREDERICK & COMPANY, INC.
(an S corporation)

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
For the Year Ended December 31, 2008

Subordinated borrowings, beginning of year	$316,026
Increase: Accrued interest subject to subordination	18,300
Subordinated borrowings, end of year	$334,326

The Notes to Financial Statements are an integral part of these statements.

FREDERICK & COMPANY, INC.
(an S corporation)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2008

	--- Common Stock ---		Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholders Equity
	Series A	Series B			
BALANCE, beginning of year	$18,811	$42	$1,518,219	$ 2,851,081	$ 4,388,153
Net loss	0	0	0	(3,451,727)	(3,451,727)
BALANCE, end of year	$18,811	$42	$1,518,219	$ (600,646)	$ 936,426

The Notes to Financial Statements are an integral part of these statements.

FREDERICK & COMPANY, INC.
(an S corporation)

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$(3,451,727)
Adjustments to reconcile net loss to net cash flows from operating activities:	
Depreciation	1,682
Realized loss on securities	32,500
Unrealized loss on securities owned	3,314,937
(Increase) decrease in:	
Receivables	(34,532)
Prepaid expenses and other assets	(611)
Increase (decrease) in	
Accounts payable and accrued expenses	(27,466)
Net cash flows from operating activities	(165,217)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of investments	(590)
Net cash flows from investing activities	(590)
CASH FLOWS FROM FINANCING ACTIVITIES	
Net repayments on line of credit	(17,551)
Proceeds on note payable - stockholder	165,000
Proceeds from subordinated borrowings	18,300
Net cash flows from financing activities	165,749
Net decrease in cash	(58)
Checks outstanding in excess of bank balance - beginning of year	(6,121)
Checks outstanding in excess of bank balance - end of year	$ (6,179)
SUPPLEMENTAL CASH FLOW INFORMATION	
Cash paid during the period for interest	$ 15,628

The Notes to Financial Statements are an integral part of these statements.

FREDERICK & COMPANY, INC.
(an S corporation)

NOTES TO FINANCIAL STATEMENTS

Note 1. **Summary of Significant Accounting Policies**

Formation of the Company:

Frederick & Company, Inc. (a Wisconsin Corporation) was organized in 1960 and is located in Milwaukee, Wisconsin. The Company is a registered securities broker-dealer, but its focus is in the investment banking business. The Company's primary specialty is in primary placement venture capital financings.

Reserves and Custody of Securities:

The Company's business involves venture capital financing. Special safeguards have been established for the protection of funds received in connection with venture capital offerings. The Company has obtained an exemption from SEC 15c3-3 under Subparagraph (k)(1).

Property and equipment:

Property and equipment are recorded at cost. Major expenditures for property and equipment are capitalized. Maintenance and repairs are expensed as incurred. Depreciation is calculated using the straight-line method over estimated useful lives ranging from 5-10 years.

Commision Revenue

The company recognizes revenue at the time when both signed subscription agreements and the related customer payments are received by the offering company.

Use of estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of renewal and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Provision for income taxes:

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporate income taxes, the stockholders of an S corporation are taxed personally on their proportionate share of the Company's taxable income. Therefore, no provisions for Federal or State income taxes currently payable or deferred have been included in these financial statements.

Note 2. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital of $565,210, and net capital requirements of $27,472. The Company's ratio of aggregate indebtedness to net capital at December 31, 2008 was 0.73 to 1.

Note 3. **Securities Owned**

At December 31, 2008, the Company owns securities, either marketable or not readily marketable, consisting of:

Corporate stock	$1,614,536
Corporate notes	20,000
Warrants	0
	$1,634,536

Marketable securities are valued at the last sales price for securities that market quotations are readily available.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

Note 4. **Fair Value**

FASB Statement No. 157 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principle market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB Statement No. 157, are used to measure fair value.

Note 4. **Fair Value (continued)**

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2008.

Securities owned:	
Level 1	$1,345,584
Level 2	288,952
Level 3	0
Total	$1,634,536

Note 5. **Property and Equipment**

Property and equipment is stated at cost less accumulated depreciation at December 31, 2008 and is summarized as follows:

Office furniture and equipment	$22,269
Automobiles	42,508
Leasehold improvements	900
	65,677
Less: accumulated depreciation	59,831
	$ 5,846

Note 6. **Line of Credit - Bank**

The Company has a revolving business bank note for a maximum credit limit of $250,000 expiring December 2012. At December 31, 2008, there was an outstanding balance on this note of $177,499. Interest is payable monthly at the prime rate. The note is collateralized by marketable securities of the Company included in the financial statements with a fair market value of approximately $714,000.

Note 7. Subordinated Borrowings

The company owes two stockholders $334,326 for loans and accrued interest subordinated to creditor liabilities at December 31, 2008. The NASD has approved the loans and accrued interest as satisfactory subordination agreements. The loans are due May 2012 and bear interest at the rate of 6%. Appendix D of SEC Rule 15c3-1 requires prior written approval before any repayment of a subordinated agreement can be made. Summary of these amounts are as follows at December 31, 208:

Stockholder note 1	$235,000
Stockholder note 2	70,000
Accrued interest, subordinated	29,326
	$334,326

Note 8. Note Payable - Stockholder

The Company owes a stockholder $165,000 on an unsecured note due on or before December 31, 2009. Interest accrues monthly at the prime rate.

Note 9. Operating Leases

The Company lease office space on a month to month basis at $960 per month. Total rental expense for 2008 totaled $11,520.

Note 10. Risks and Uncertainties

The Company's securities owned are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonable possible that changes in risks in the near term would materially affect the amounts reported in the Statement of Financial Condition and the Statement of Operations.

FREDERICK & COMPANY, INC.
(an S corporation)

SCHEDULE I – COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1

December 31, 2008

AGGREGATE INDEBTEDNESS	
Checks outstanding in excess of bank business	$ 6,179
Line of credit - bank	177,499
Accounts payable	48,461
Accrued expenses	14,942
Note payable - stockholder	165,000
Total Aggregate Indebtedness	$412,081
Minimum required net capital (based on aggregate indebtedness)	$ 27,472
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
NET CAPITAL	
Stockholders' equity	$936,426
Subordinated borrowings	334,326
Deductions:	
Securities not readily marketable, at estimated fair value	(288,952)
Receivables	(37,782)
Prepaid expenses	(2,744)
Property and equipment	(5,846)
Other assets	(1,925)
Haircut on securities	(201,838)
Undue concentration	(166,455)
Net Capital	565,210
Net capital requirement (Greater of above)	27,472
Capital in excess of minimum requirement	$537,738
Ratio of aggregate indebtedness to net capital	0.73 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net capital, as reported in Company's Part II of Form X-17A-5 FOCUS report (unaudited)	$573,347
Client subsequent adjustments	(8,137)
Net capital per above	$565,210

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Frederick & Company, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Frederick & Company, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

See Independent Auditor's report.

REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Frederick & Company, Inc.
(an S corporation)
Milwaukee, Wisconsin

In planning and performing our audit of the financial statements of Frederick & Company, Inc. (the Company), as of and for the year ended December 31, 2008 in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Winter, Kloman, Moter + Repp, S.C.

February 16, 2009